Rich Uncles Real Estate Investment Trust I

3090 Bristol Street, Suite 550

Costa Mesa, CA 92626

June 6, 2018

VIA EDGAR

Mr. Robert F. Telewicz, Jr.

Branch Chief, Office of Real Estate and Commodities

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Rich Uncles Real Estate Investment Trust I

Form 10-K for the fiscal year ended December 31, 2016

Filed July 14, 2017

File No. 000-55623

Dear Mr. Telewicz:

This letter sets forth the response of Rich Uncles Real Estate Investment Trust (the “Company”) to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated April 9, 2018 (the “Comment Letter”), regarding the above-referenced filing with the Commission. For the convenience of the Staff, the Staff’s comment is restated in italics prior to the response to such comment.

Form 10-K for the year ended December 31, 2016

General

1.	As the lessee is not a public company subject to the periodic reporting obligations of the Exchange Act, please provide full audited financial statements of the lessee [Sutter Health] for the periods required by Rules 8-02 and 8-03 of Regulation S-X.

Response: The Company filed a Form 8-K (Item 2.01) with the Commission on March 21, 2017 to report completion of the acquisition of an office building in Rancho Cordova, California. In connection with the acquisition, the Company assumed a triple-net lease with Sutter Health with respect to the property. This acquisition represented approximately 22.7% of the Company’s total assets as of the then most recent December 31, 2016 balance sheet date prior to the acquisition and approximately 19.0% of the Company’s total assets as of its March 15, 2017 acquisition date. At the time of the acquisition, the Company had terminated its offering and was no longer in a distribution period.

Mr. Robert F. Telewicz, Jr., June 6, 2018

The Company previously acknowledged that it was required to file audited financial statements of the tenant for the periods required by Rule 8-02 and 8-03 of Regulation S-X in the Form 8-K (Item 2.01) filed by the Company on March 21, 2017 or in an amendment to the Form 8-K filed on or before May 31, 2017. The Company previously advised the Staff that it intended to file an amendment to its Form 8-K (Item 2.01) to disclose that the audited financial statements of Sutter Health are publicly available and to reference the Sutter Health website location where such financial statements can be obtained. However, Staff indicated that a reference to the Sutter Health website would not be sufficient and that such financial statements would need to be included in the Company’s Form 8-K.

The Company then requested permission from Sutter Health to file their financial statements in a Company Form 8-K and Sutter Health denied such request.

At December 31, 2017, the total assets of the Sutter Health property represented 19.23% of the Company’s total assets. Accordingly, consistent with guidance in Section 2340 of the Staff’s Financial Reporting Manual, the Company is no longer required to present the audited financial statements of Sutter Health in the Company’s ongoing filings with the Commission, including the Company’s Annual Report on Form 10-K for the year ended December 31, 2017.

Therefore, since Sutter Health has denied our request for permission to include their financial statements in a Form 8-K and this property no longer exceeds 20% of the Company’s assets, we request that the Staff waive the requirement that the lessee’s financial statements be filed in a Form 8-K.

We appreciate the Staff’s comment and request that the Staff contact the undersigned at (949) 662-1097 with any questions or comments regarding this letter.

Very truly yours,

/s/ Raymond J. Pacini

Raymond J. Pacini
Chief Financial Officer